

July 19, 2011

Via E-mail
Mr. Liang Wei Wang
President
Advento, Inc.
8 Jiang gang Qu, Ste 402
Hangzhou, China 310000

> **Re: Advento, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 7, 2011**
> **File No. 333-174607**

Dear Mr. Wang:

We have reviewed your registration statement and have the following comments

General

1. We note your response to comment one of our letter dated June 27, 2011. However, your response fails to provide a detailed explanation as to why Rule 419 does not apply to Advento, Inc. and this offering. Further, the disclosure in your prospectus continues to suggest uncertainty about your funding requirements and plans to meet those requirements (e.g., the second risk factor on page 7 and the Liquidity and Capital Resources section). Your prospectus also provides confusing disclosure about the actual nature of your "business plan." In this regard, we note the reference to renting automobiles in the third risk factor on page 7, the presence of assets in Canada in the second risk factor on page 9, and "rental price" of planned products on page 22. Please either withdraw your registration statement, revise the registration statement to comply with Rule 419, or file an amendment only after the company has taken sufficient steps to advance and demonstrate its business operations to remove any uncertainty on the staff's part that it is a blank check company.

2. We note a website for a company with a similar name and product offerings similar to the products you state that you intend to offer. This website is www.advento.cn. Please tell us what relationship, if any, your company has or had with the company found on this website.

<u>Management's Discussion and Analysis or Plan of Operation, page 15</u>
<u>Liquidity and Capital Resources, page 17</u>

3. We note your response to comment 13 of our letter dated June 27, 2011. Please confirm to us whether you have been or whether you are in the process of conducting a private offering simultaneously with the filing of this registration statement.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

                                        Sincerely,

                                        /s/ Craig E. Slivka, for

                                        Pamela Long
                                        Assistant Director

cc: <u>Via E-mail</u>
        David M. Loev
        The Loev Law Firm, PC